UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12B-25

NOTIFICATION OF LATE FILING

SEC File Number: 000-31143

CUSIP Number:  368075 10 7

Check One:	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form NSAR

For the period ended: March 31, 2008

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form NSAR

For the transition period ended: Not Applicable

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

PART I - REGISTRANT INFORMATION

Full Name of Registrant: DCI USA, Inc.

Former Name if Applicable: N/A

Address of Principal Executive Office: 8 Bond Street, Great Neck, NY 11021

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, or N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

DCI USA, Inc. (the "Company") could not complete the filing of its Quarterly Report on Form 10-Q for the period ended March 31, 2008 due to a delay in obtaining and compiling information required to be included in the Company's Form 10-Q, which delay could not be eliminated by the Company without unreasonable effort and expense. In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, as amended, the Company will file its Form 10-Q no later than the fifth calendar day following the prescribed due date.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

David Lubin, Esq.  516      887-8200

(Name)                     (Area Code)               (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 for Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

Yes ☒ No ☐

If answer is no, identify report(s): Not Applicable

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal years will be reflected by the earning statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

DCI USA, INC.
P&L

	Three Months Ended March 31,
	2008	2007
Operating Income:
Revenue	$-	$-
Interest income	8,413	6,252
Total income	8,413	6,252

Expenses:
General and administrative expense	30,760	80,405
Interest expense	227,875	63,817
Professional fees	41,600	54,624
Consulting fees	-	89,256
Total expenses	300,235	288,101

Loss from operations	(291,822)	(281,849)

Net loss on investments	30,756	30,811
Net loss before income taxes	(322,578)	(312,660)

Provision for income taxes

Net loss	$(322,578)	$(312,660)

significant changes in operations between 2007 & 2008

1
as of 3-31-2007 DCI lent ARI via Gunther wind energy $638,000. asof 3-31-2008 the investment in Ari was $2,665,000. the sources of the funding were loans from a bank & from related parties. as a result interest expenses increased by 257%

2	consulting fees in 2007 represent cost of option granted. This expense item does not exist in 2008
3	G & A expenses were reduced by 62% as expenses related to the purchase of Gunter wind energy & ARI did not exist in 2008

DCI USA, INC.

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 15, 2008

                                        By:  /s/ Jonathan Rigbi
                                        Name:  Jonathan Rigbi
                                        Title:  Chief Financial Officer

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)